UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

CompoSecure, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

20459V105
(CUSIP Number)

October 4, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]             Rule 13d-1(b)
[x]             Rule 13d-1(c)
[ ]             Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS

Locust Wood Capital, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,350,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,350,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,350,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.6%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

1.	NAMES OF REPORTING PERSONS

Locust Wood Long Opportunity Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

245,340

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

245,340

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

245,340

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.3%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

NAMES OF REPORTING PERSONS

Locust Wood Capital Advisers, LLC

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

SEC USE ONLY

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

SOLE VOTING POWER

0

SHARED VOTING POWER

3,723,641*

SOLE DISPOSITIVE POWER

0

SHARED DISPOSITIVE POWER

4,163,021**

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,163,021**

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.0%

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

* Includes 2,128,301 shares of Class A Common Stock held in certain client accounts managed by Locust Wood Capital Advisers, LLC. See Item 2 for more information.
** Includes 2,567,681 shares of Class A Common Stock held in certain client accounts managed by Locust Wood Capital Advisers, LLC. See Item 2 for more information.

NAMES OF REPORTING PERSONS

LWCA Partners LP

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

SEC USE ONLY

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

SOLE VOTING POWER

0

SHARED VOTING POWER

3,723,641*

SOLE DISPOSITIVE POWER

0

SHARED DISPOSITIVE POWER

4,163,021**

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,163,021**

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.0%

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Includes 2,128,301 shares of Class A Common Stock held in certain client accounts managed by Locust Wood Capital Advisers, LLC. See Item 2 for more information.
** Includes 2,567,681 shares of Class A Common Stock held in certain client accounts managed by Locust Wood Capital Advisers, LLC. See Item 2 for more information.

NAMES OF REPORTING PERSONS

LWCA Partners GP LLC

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

SEC USE ONLY

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

SOLE VOTING POWER

0

SHARED VOTING POWER

3,723,641*

SOLE DISPOSITIVE POWER

0

SHARED DISPOSITIVE POWER

4,163,021**

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,163,021**

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.0%

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* Includes 2,128,301 shares of Class A Common Stock held in certain client accounts managed by Locust Wood Capital Advisers, LLC. See Item 2 for more information.
** Includes 2,567,681 shares of Class A Common Stock held in certain client accounts managed by Locust Wood Capital Advisers, LLC. See Item 2 for more information.

1.	NAMES OF REPORTING PERSONS

Stephen Errico

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

3,723,641*

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

4,163,021**

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,163,021**

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.0%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Includes 2,128,301 shares of Class A Common Stock held in certain client accounts managed by Locust Wood Capital Advisers, LLC. See Item 2 for more information.
** Includes 2,567,681 shares of Class A Common Stock held in certain client accounts managed by Locust Wood Capital Advisers, LLC. See Item 2 for more information.

Item 1(a).	Name of Issuer:

CompoSecure, Inc. (“Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

309 Pierce St., Somerset, NJ 08873

Item 2(a).	Name of Persons Filing:

The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):

•	Locust Wood Capital, LP (“LW Capital”);

•	Locust Wood Long Opportunities Fund, LP (“LW Long Opportunities”);

•	Locust Wood Capital Advisers, LLC (“LW Capital Advisers”);

•	LWCA Partners LP (“LWCA”);

•	LWCA Partners GP LLC (“LWCA GP”); and

•	Stephen Errico, a United States citizen (“Mr. Errico”).

LW Capital Advisers acts as the investment manager of LW Capital and LW Long Opportunities and certain other managed client accounts (the “Managed Accounts”). LWCA acts as the sole member of LW Capital Advisers. LWCA GP acts as the general partner of LWCA. Mr. Errico acts as the managing member of LWCA GP.

By virtue of these relationships, LW Capital Advisers, LWCA, LWCA GP and Mr. Errico may be deemed to have dispositive power with respect to shares of Common Stock (as defined below) held in LW Capital, LW Long Opportunities and the Managed Accounts, and voting power with respect to the shares of Common Stock held in LW Capital, LW Long Opportunities and certain of the Managed Accounts.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Persons is 90 Park Avenue, 27th Floor, New York, NY 10016.

Item 2(c).	Citizenship:

Each of LW Capital, LW Long Opportunities and LWCA is a Delaware limited partnership. Each of LW Capital Advisers and LWCA GP is a Delaware limited liability company. Mr Errico is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

20459V105

Item 3.	If This Statement is Filed Pursuant to Rule 13d 1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[X]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of October 11, 2024, LW Capital beneficially owned 1,350,000 shares of Common Stock.

As of October 11, 2024, LW Long Opportunities beneficially owned 245,340 shares of Common Stock.

LW Capital Advisers, as the investment manager of LW Capital and LW Long Opportunities, may be deemed to have beneficially owned the 1,350,000 shares of Common Stock held by LW Capital and the 245,340 shares of Common Stock held by LW Long Opportunities, as well as 2,567,681 shares of Common Stock held by the Managed Accounts.

LWCA, as the sole member of LW Capital Advisers, may be deemed to have beneficially owned the 4,163,021 shares of Common Stock beneficially owned by LW Capital Advisers.

LWCA GP, as the general partner of LWCA, may be deemed to have beneficially owned the 4,163,021 shares of Common Stock beneficially owned by LWCA.

Mr. Errico, as the managing member of LWCA GP, may be deemed to have beneficially owned the 4,163,021 shares of Common Stock beneficially owned by LWCA GP.

(b)	Percent of Class:

The following percentage is based on 82,542,223 shares of Common Stock outstanding as of September 18, 2024, as disclosed in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission pursuant to Rule 424(b)(3) on September 20, 2024.

As of October 11, 2024, the Reporting Persons may be deemed to have beneficially owned approximately 5.0% of the outstanding Common Stock.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Cover Pages Items 5-8.

(ii)	Shared power to vote or to direct the vote:

See Cover Pages Items 5-8.

(iii)	Sole power to dispose or to direct the disposition:

See Cover Pages Items 5-8.

(iv)	Shared power to dispose or to direct the disposition:

See Cover Pages Items 5-8.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit A.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below each of the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: October 11, 2024

LOCUST WOOD CAPITAL, LP By: Locust Wood Capital Advisers, LLC, its investment manager By: LWCA Partners LP, its sole member By: LWCA Partners GP LLC, its general partner

By:	/s/ Stephen Errico
Stephen Errico, Managing Member

LOCUST WOOD LONG OPPORTUNITIES FUND, LP By: Locust Wood Capital Advisers, LLC, its investment manager By: LWCA Partners LP, its sole member By: LWCA Partners GP LLC, its general partner

By:	/s/ Stephen Errico
Stephen Errico, Managing Member

LOCUST WOOD CAPITAL ADVISERS, LLC By: LWCA Partners LP, its sole member By: LWCA Partners GP LLC, its general partner

By:	/s/ Stephen Errico
Stephen Errico, Managing Member

LWCA PARTNERS LP By: LWCA Partners GP LLC, its general partner

By:	/s/ Stephen Errico
Stephen Errico, Managing Member

LWCA PARTNERS GP LLC

By:	/s/ Stephen Errico
Stephen Errico, Managing Member

/s/ Stephen Errico
STEPHEN ERRICO

EXHIBIT A
JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13G with respect to the Class A Common Stock of CompoSecure, Inc. dated as of  October 11, 2024, is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended.
Dated: October 11, 2024

LOCUST WOOD CAPITAL, LP By: Locust Wood Capital Advisers, LLC, its investment manager By: LWCA Partners LP, its sole member By: LWCA Partners GP LLC, its general partner

By:	/s/ Stephen Errico
Stephen Errico, Managing Member

LOCUST WOOD LONG OPPORTUNITIES FUND, LP By: Locust Wood Capital Advisers, LLC, its investment manager By: LWCA Partners LP, its sole member By: LWCA Partners GP LLC, its general partner

By:	/s/ Stephen Errico
Stephen Errico, Managing Member

LOCUST WOOD CAPITAL ADVISERS, LLC By: LWCA Partners LP, its sole member By: LWCA Partners GP LLC, its general partner

By:	/s/ Stephen Errico
Stephen Errico, Managing Member

LWCA PARTNERS LP By: LWCA Partners GP LLC, its general partner

By:	/s/ Stephen Errico
Stephen Errico, Managing Member

LWCA PARTNERS GP LLC

By:	/s/ Stephen Errico
Stephen Errico, Managing Member

/s/ Stephen Errico
STEPHEN ERRICO